As filed with the U.S. Securities and Exchange Commission on May 15, 2012

Securities Act File No. 333-169126

Investment Company Act File No. 811-22464

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM N-2

(Check Appropriate Box or Boxes)

|X|           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

|   |           Pre-effective Amendment No.

|X|           Post-effective Amendment No. 4

|X|           REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

|X|           Amendment No. 7

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Ironwood Multi-Strategy Fund LLC

(Exact Name of Registrant as Specified in Charter)

One Market Plaza, Steuart Tower, Suite 2500

San Francisco, California 94105

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code:

(415) 777-2400

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Jonathan Gans

Chief Executive Officer and President

c/o Ironwood Capital Management Corporation

One Market Plaza, Steuart Tower, Suite 2500

San Francisco, California 94105

(Name and Address (Name, Street, City, State, Zip Code) of Agent for Service)

Copy to:

Aisha J. Hunt Cole-Frieman Mallon & Hunt LLP One Sansome Street, Suite 1895 San Francisco, California 94104	Alison J. Sanger Chief Operating Officer, Chief Compliance Officer Ironwood Capital Management Corporation One Market Plaza, Steuart Tower, Suite 2500 San Francisco, California 94105

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Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box….. | X |

It is proposed that this filing will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-169126) of Ironwood Multi-Strategy Fund LLC (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 4 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post Effective Amendment No. 4 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 4 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

Part C.  OTHER INFORMATION

IRONWOOD MULTI-STRATEGY FUND LLC (THE “REGISTRANT”)

Item 25.  Financial Statements and Exhibits

(1)           Financial Statements:

Included in Part A: Financial Highlights

Included in Part B: The following financial statements are incorporated by reference to the Registrant’s Annual Report for the fiscal year ended on April 30, 2011, filed with the SEC on July 11, 2011 and the Registrant’s Semi-Annual Report for the period ended on October 31, 2011, filed with the SEC on January 9, 2012.

(1)           Report of Independent Registered Public Accounting Firm, dated June 27, 2011.

(2)           Statement of Asset and Liabilities as of April 30, 2011.

(3)           Statement of Operations, for the period from January 1 (Commencement of Operations), 2011 to April 30, 2011.

(4)           Statement of Changes in Net Assets for the period from January (Commencement of Operations), 2011 to April 30, 2011.

(5)           Statement of Cash Flows, for the period from January 1 (Commencement of Operations) to April 30, 2011.

(6)           Notes to Financial Statements, dated April 30, 2011.

(7)           Statement of Asset and Liabilities as of October 31, 2011 (Unaudited).

(8)           Statement of Operations For the Six Months Ended October 31, 2011 (Unaudited).

(9)           Statement of Changes in Net Assets For the Six Months Ended October 31, 2011 (Unaudited).

(10)           Statement of Cash Flows For the Six Months Ended October 31, 2011 (Unaudited).

(11)           Notes to Financial Statements (unaudited), dated October 31, 2011.

 (2) Exhibits:

(a)(1)	Limited Liability Company Agreement. (i)

(a)(2)	Amended and Restated Limited Liability Company Agreement. (i)

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Contained within the Amended and Restated Limited Liability Company Agreement filed as Exhibit (a)(2) hereto.

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(f)	Not applicable

(g)(1)	Investment Management Agreement. (i)

(g)(2)	Amended and Restated Investment Management Agreement. (v)

(h)(1)	Distribution Agreement. (i)

(h)(2)	First Amendment to the Distribution Agreement. (iii)

(h)(3)	Supplement to the Distribution Agreement is filed herewith.

(i)	Not applicable.

(j)(1)	Master Custodian Agreement between State Street Bank & Trust Company and the Registrant. (ii)

(j)(2)	Form of Custody Agreement between The Bank of New York Mellon and the Registrant. (iii)

(k)(1)	Expense Limitation Agreement. (i)

(k)(2)	Regulatory and Compliance Support Service Agreement. (i)

(k)(3)	Escrow Agreement between CSC Trust Company of Delaware and the Registrant. (ii)

(k)(4)	Amendment to the Escrow Agreement between CSC Trust Company of Delaware and the Registrant. (iii)

(k)(5)	Administration Agreement between State Street Bank and Trust Company and the Master Fund and the Registrant. (ii)

(k)(6)	Fidelity Bond. (ii)

(k)(7)	Transfer Agency and Service Agreement between Statement Street Bank and Trust Company and the Master Fund and the Registrant. (ii)

(l)	Opinion and Consent of Sidley Austin LLP. (i)

(m)	Not applicable.

(n)(1)	Opinion of Ernst & Young LLP in connection with Financial Statements. (ii)

(n)(2)	Consent of Ernst & Young LLP. (iv)

(n)(3)	Consent of Ashland Partners & Company LLP. (iv)

(o)	Not applicable.

(p)	Purchase Agreement. (iii)

(q)	Not applicable.

(r)	Joint Personal Investment and Trading Policy, Statement on Insider Trading and Code of Ethics Pursuant to Rules 204A-1 and 204-2 under the Investment Act of 1940, as amended, and Rule 17j-1 under the Investment Company of 1940, as amended. (i)

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(i) Previously filed as an Exhibit to the Registrant’s Pre-Effective Amendment No. 1 to the registration statement (Reg. Nos. 333-169126, 811-22464) on October 15, 2010.

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(ii) Previously filed as an Exhibit to the Registrant’s Pre-Effective Amendment No. 2 to the registration statement (Reg. Nos. 333-169126, 811-22464) on October 28, 2010.

(iii) Previously filed as an Exhibit to the Registrant’s Pre-Effective Amendment No. 3 to the registration statement (Reg. Nos. 333-169126, 811-22464) on December 23, 2010.

(iv) Previously filed as an Exhibit to the Registrant’s Post-Effective Amendment No. 2 to the registration statement (Reg. Nos. 333-169126, 811-22464) on April 12, 2012.

(v) Previously filed as on Exhibit to the Registrant’s Post-Effective Amendment No. 3 to the registration statement (Reg. Nos. 333-169126, 811-22464) on May 1, 2012.

Item 26.  Marketing Arrangements

Not applicable.

Item 27.  Other Expenses of Issuance and Distribution

Not applicable.

Item 28.  Persons Controlled by or Under Common Control with Registrant

The Board of Directors of the Registrant also serves as the board of directors of Ironwood Institutional Multi-Strategy Fund LLC (the “Master Fund”).  In addition, the officers of the Registrant also serves as the officers of the Master Fund.

Item 29.  Numbers of Holders of Securities

As of December 31, 2011, the Registrant has the following number of record owners of Units:

Title of Class	Number of Record Holders
Units of Limited Liability Company Interest	295

Item 30.   Indemnification

Section 8.1 of the Registrant’s Amended and Restated Limited Liability Company Agreement provides as follows (defined terms used below but not defined have the meaning given to them in the Amended and Restated Limited Liability Company Agreement) :

(a)           ICM, the Initial Member and their respective Affiliates and each Director (each, an “Indemnified Party”) shall be indemnified by the Fund against any losses, judgments, liabilities, expenses, and amounts paid in settlement of any claims sustained by them in connection with the Fund, provided that the same were not the result of willful misfeasance, bad faith or gross negligence by such Indemnified Party or reckless disregard of the duties involved in the conduct of such Indemnified Party’s actions, on the part of the Board or its Affiliates or such Director.

(b)           Notwithstanding the above, no Indemnified Party shall be indemnified for any losses, liabilities, or expenses arising from or out of an alleged violation of U.S. federal or state securities laws unless:  (a) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (b) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee and the court approves indemnification of the litigation costs; or (c) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made.

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(c)           In any claim for indemnification resulting from U.S. federal or state securities law violations, the party seeking indemnification shall place before the court the position of the SEC or any other applicable regulatory authority with respect to the issue of indemnification for securities law violations.

(d)           The Fund shall not incur the cost of any portion of insurance which insures any party against any liability for which the indemnification is herein prohibited.

(e)           Advances by the Fund to an Indemnified Party for legal expenses and other costs incurred as a result of a legal action will be made only if the Indemnified Party undertakes to repay the advanced funds, with interest at a risk-free rate from the initial date of such advance, to the Fund in cases in which they would not be entitled to indemnification under the first paragraph of this Section 8.1.

(f)           In no event shall any indemnification permitted by this Section 8.1 be made by the Fund unless all provisions of this Section 8.1 for the payment of indemnification have been complied with in all respects.

(g)           No Director who has been designated an “audit committee financial expert” (for purposes of Section 407 of the Sarbanes-Oxley Act of 2002 or any successor provision thereto, and any rules issued thereunder by the SEC) in the Fund’s Form N-2 or other reports required to be filed with the SEC shall be subject to any greater duty of care in discharging such Director’s duties and responsibilities by virtue of such designation than is any Director who has not been so designated.

Item 31.   Business and Other Connections of Investment Adviser

Ironwood Capital Management Corporation (“Ironwood”), a registered investment adviser, provides investment advisory services to the Registrant, the Master Fund and other institutional accounts.  Information about Ironwood and each director, executive officer, or partner of Ironwood, is or has been, at any time during the past two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, is included in Ironwood’s Form ADV as filed with the SEC (File No. 801-56679).

Item 32. Location of Accounts and Records

Accounts and records of the Registrant are maintained at the Registrant’s office at One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 9410.

Item 33. Management Services.

Not applicable.

Item 34. Undertakings

(1) Not applicable

(2) Not applicable

(3) Not applicable

(4) The Registrant undertakes

(a) to file during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “1933 Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

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(b) that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof ;

(c)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C:  Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:  (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5) Not applicable.

(6) The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, any Statement of Additional Information .

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, and State of California, on the 15th day of May, 2012.

IRONWOOD MULTI-STRATEGY FUND LLC

By:	/s/ Jonathan Gans
Name: Jonathan Gans
Title: President, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacity and on the date indicated.

/s/ Jonathan Gans
Name: Jonathan Gans	President, Chairman of the Board of Ironwood Multi-Strategy Fund LLC and Ironwood Institutional Multi-Strategy Fund LLC	May 15, 2012

/s/ Richard W. Meadows
Richard W. Meadows	Independent Director of Ironwood Multi-Strategy Fund LLC and Ironwood Institutional Multi-Strategy Fund LLC	May 15, 2012

/s/ M. Kelley Price
M. Kelley Price	Independent Director of Ironwood Multi-Strategy Fund LLC and Ironwood Institutional Multi-Strategy Fund LLC	May 15, 2012

/s/ Laurie Chatoff
Laurie Chatoff	Treasurer of Ironwood Multi-Strategy Fund LLC and Ironwood Institutional Multi-Strategy Fund LLC	May 15, 2012

EXHIBIT INDEX

(h)(3)	Supplement to the Distribution Agreement is filed herewith.